EXHIBIT 1

December 2, 2004

VIA COURIER

Mr. George William Calomiris, AIA

Wm. Calomiris Company LLC

1112 16th Street, N.W.

Suite 900

Washington, DC  20036

Dear Mr. Calomiris:

I have been asked to reply to your letter of November 17, 2004, addressed to the Board of Directors of Greater Atlantic Financial Corp. (the “Company”).  That letter expresses your disappointment with the Company’s performance and your belief that management has been ineffective. You request that the Company’s Chairman and Chief Executive Officer be replaced, that the Nominating committee engage a search firm to replace the Chairman and the Chief Executive Officer and that neither of those incumbent officers be re-nominated to serve additional terms on the Board of Directors.

Your letter was carefully reviewed and discussed at the meeting of the Board of the Company held on December 1, 2004.  The Board believes that it is helpful to have an open line of communication with stockholders regardless of the size of their holdings.  I was directed to express to you the Board’s appreciation for taking the time to provide the Board with your comments and to advise you that the Board and its Nominating and Corporate Governance Committee will take your views under consideration.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

George W. Murphy, Jr.